May 10, 2017

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:    M/I Homes, Inc.
Form 10-K for the Year Ended December 31, 2016 Filed February 17, 2017
File No. 001-12434

Dear Mr. Cash:
This letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 8, 2017 related to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”).

The comment of the Staff is reproduced in bold font below and is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 8. Commitments and Contingencies, page 72

1.
We note that you recorded a total charge of $19.4 million during the year ended December 31, 2016 for stucco-related repair costs for (1) homes in your Florida communities that you had identified as needing repair but have not yet completed the repair and (2) estimated repair costs for homes in your Florida communities that you have not yet identified as needing repair but that may require repair in the future. The remaining reserve at December 31, 2016 was $11.9 million, which you believe is sufficient to cover both known and estimated future repair costs. We further note that you may revise your estimate of future costs of stucco-related repairs, which revision could be material. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose in future filings the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Response:
We acknowledge the Staff’s comment, and if we determine in a future period that there is a reasonable possibility of a loss exceeding the amounts already recognized, and the amount of that loss is material, we will disclose in the filing related to such period the estimated additional loss, or range of loss, or state that such an estimate cannot be made in accordance with ASC 450-20-50.

* * * * *

On behalf of the Company, thank you for your consideration of our response. If you have any questions with regard to our response, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8011, or Ann Marie Hunker, our VP Controller and Chief Accounting Officer, at (614) 418-8225.

Sincerely,

/s/ Phillip G. Creek

Phillip G. Creek
Executive Vice President and Chief Financial Officer of M/I Homes, Inc.